Exhibit 99.1

ARC Resources Ltd. Announces CEO Succession

CALGARY, Nov. 7, 2012 /CNW/ - (ARX - TSX) The Board of Directors of ARC Resources Ltd. ("ARC") today announced John Dielwart's retirement as Chief Executive Officer (CEO) effective January 1, 2013. Myron Stadnyk, currently President and Chief Operating Officer (COO), will become President and CEO and a director as of January 1, 2013. Mr. Dielwart will stay on as an advisor through to the Annual General Meeting in May 2013 to assist Mr. Stadnyk with the transition and will remain on the board of directors.

"John has been an integral part of ARC's success over our 16 year history," said Mac Van Wielingen, Chair of the Board of Directors. "Under his leadership, ARC has grown from a $200 million start-up into an $8 billion oil and gas company employing over 500 people. When we started ARC in 1996, our vision was to build a leading oil and gas entity as measured by quality of assets, management expertise and long-term investor returns. It has been a pleasure to work with John as we've accomplished these objectives. He has made substantial contributions to ARC, our industry and to the community. On behalf of the board of directors I want to thank John for all of his contributions over the years and wish him all the best in retirement."

Mr. Dielwart helped found the company as a Royalty Trust in July 1996 as President, and assumed the CEO role in 2001. Throughout his career he has been active in industry associations as well as the community at large. He was the first energy trust CEO to be appointed Chair of the Canadian Association of Petroleum Producers (CAPP).

"Growing ARC into a leading oil and gas company has been tremendously fulfilling" said Mr. Dielwart. "Our team has delivered top quartile returns to our shareholders and we have built a company recognized for the quality of its people and its assets. Our focus on getting the right people and the right assets has been integral to our success. ARC is well positioned for its next phase of profitable growth from our extraordinary base of high quality assets and opportunities."

"Since inception, ARC has been focused on a deliberate succession, progression and development practices to build talent and ensure successful executive succession.  We work at leadership development throughout the organization and especially with the senior management team. I believe we have built a team with exceptional leadership talent at all levels of our organization. We have been working on my succession for many years and Myron is clearly ready to now take over as CEO. For me, the time is right to seek new roles in retirement."

Mr. Van Wielingen commented: "Myron has led ARC's operations team since 1997, and has been ARC's COO since 2005. He has overseen the transition of ARC from a non-operating oil and gas entity in 1996 to one which today operates over 90 per cent of its production. We have purposefully moved Myron through a broad range of functional leadership roles as his career has progressed and he has taken on increasing levels of executive responsibility. As such, he has managed all aspects of ARC's oil and gas operations and played an integral role in the integration of acquisitions into our asset base, while simultaneously developing our expertise to pursue organic growth opportunities, such as the Montney. His knowledge of our asset base and our people is unsurpassed, and will be of great value as he leads our company into the next stage of growth. This appointment is the culmination of a multi-year phased process which began before Myron was appointed COO in 2005 and continued with his appointment as President almost four years ago in February 2009. The final steps in preparing Myron to assume the CEO role were put in place two years ago when John expressed to the board that he intended to retire in early 2013."

Prior to joining ARC in 1997, Mr. Stadnyk worked for Shell Canada limited in a wide variety of roles, encompassing operations engineering, project management, project development and reservoir engineering. He spent several years in the field and lived in numerous small oil and gas centered communities across Alberta. Mr. Stadnyk has experience in the construction and start-up of many very large facilities including the commissioning and start-up of the Caroline Gas plant as well as having worked on the construction of an LNG facility in Malaysia.

"Myron is a talented and principled leader with proven abilities to manage complex projects.  I have no doubt that Myron will be successful in leading ARC's next phase of profitable growth and delivering exceptional returns for our shareholders through risk managed value creation. As an ongoing director of ARC, I look forward to continuing to work with Myron," said Mr. Dielwart.

Background Information

Editors please note: Photos of Mr. Dielwart and Mr. Stadnyk are available at www.arcresources.com

John P. Dielwart

Mr. Dielwart was a founder of ARC Resources in 1996 and President until 2009. He became the CEO in 2001. Prior to joining ARC Resources, John spent two years with ARC Financial Corporation where he was a senior partner / director in charge of managing their production business. John started his career with Shell Canada Limited, working in a variety of roles. He then joined the oil and natural gas consulting firm now known as GLJ Petroleum Consultants, finishing his time there as a senior vice president and  director. During his time at GLJ, John gained extensive technical knowledge of oil and natural gas properties across Western Canada, which was invaluable in leading the acquisition and development of ARC's existing asset portfolio.

Mr. Dielwart is a Past-Chairman of the board of governors for the Canadian Association of Petroleum Producers. He is a member of the ERCB Chairman's Advisory Board, the Deans Advisory Board for the University of Calgary, Faculty of Medicine and the Advisory Board for the Canadian Center for Advanced Leadership. He is also a member of the board of directors for the Calgary Child Advocacy Center and for Alberta Innovates Health Solutions.

John graduated from the University of Calgary in 1977 with a Bachelor of Science with Distinction in Civil Engineering. John is married to Anna and they have four adult children.

Myron Stadnyk

Mr. Stadnyk is currently President and Chief Operating Officer of ARC Resources. He joined ARC in 1997 as the company's first operations employee with a mandate to build ARC's operations department with responsibility for all aspects of oil and gas operations. In 1998, Mr. Stadnyk became Vice President of Operations and continued to have full responsibility for ARC's growing operations, including drilling, completions, workovers, tie-ins, optimization and facilities operations. In 2005, Myron was appointed Senior Vice President Operations and Chief Operating Officer, adding responsibility for ARC's Acquisitions, Engineering and Land teams to his continued responsibility for operations. Myron was appointed President and Chief Operating Officer in February 2009.  Under his leadership and guidance, production has grown from 9,500 boe per day to approximately 95,000 boe per day.

Prior to joining ARC in 1997, Myron spent twelve years in roles of progressively increasing responsibility with Shell Canada Limited and Shell International.  He started in 1985 as an operations engineer working in several different fields across Western Canada. In 1988 he moved into the Calgary office as a senior project engineer, where for four years he worked on the Shell Caroline Gas Plant, starting with the design and conceptual engineering and culminating with working on the start-up of this technically complex, billion dollar project. In 1993 he was seconded to Sarawak Shell Berhad, where he worked on the construction of a Liquefied Natural Gas Plant in Malaysia. He returned to Shell Canada in 1995 where he was a Staff Business Development Engineer and Chief Engineer in the Development Exploration /New Development Business Unit.

Mr. Stadnyk has been on the CAPP Board of Governors since 2009, where he currently is the Chair of the British Columbia Executive Policy Group. He is a board member of the University of Saskatchewan Engineering Advancement Trust and is active with various charitable organizations.

Mr. Stadnyk graduated from the University of Saskatchewan in 1985 with a Bachelor of Science in Mechanical Engineering. He was a participant in the 2004 Governor General Canadian Leadership Council and is a graduate of Harvard University's Advanced Management Program.  Myron is married to Jennifer and they have three adult children.

Conference Call

A conference call to discuss the third quarter 2012 financial and operating results and the 2013 capital budget will be held for the investment community on Thursday November 8, 2012 beginning at 7:00 am MT (9:00 am ET).  To participate in the call, please dial (888) 231-8191 (toll-free in North America) or (403) 451-9838 (Local Dial-in) approximately 10 minutes prior to the conference call.  An archived recording of the call will be available at approximately 11:00 am MT on November 8, 2012 on ARC's website at www.arcresources.com.

ARC Resources Ltd. ("ARC") is one of Canada's largest conventional oil and gas companies with an enterprise value of approximately $8 billion.  ARC expects 2012 oil and gas production to average 91,000 to 94,000 barrels of oil equivalent per day from its properties in western Canada.  ARC's Common Shares trade on the TSX under the symbol ARX.

ARC RESOURCES LTD.

Mac Van Wielingen,
Chair Board of Directors

SOURCE: ARC Resources Ltd.

%CIK: 0001029509

For further information:

For further information about ARC Resources Ltd., please visit our website
www.arcresources.com
or contact:
Investor Relations, E-mail: ir@arcresources.com
Telephone: (403) 503-8600    Fax:  (403) 509-6427
Toll Free 1-888-272-4900
ARC Resources Ltd.
Suite 1200, 308 - 4th Avenue S.W.
Calgary, AB  T2P 0H7

CO: ARC Resources Ltd.

CNW 19:29e 07-NOV-12